Annual Shareholder Meeting Results:
The Fund held its annual meeting of shareholders on June 30, 2016. Shareholders voted as indicated below:

	Affirmative	Withheld Authority
Equity & Convertible Income:

Re-election of Deborah A. DeCotis – Class III to serve until the annual meeting for the 2019-2020 fiscal year	22,215,044	3,111,250
Election of Bradford K. Gallagher – Class III to serve until the annual meeting for the 2019-2020 fiscal year	22,215,662	3,110,632
Election of A. Douglas Eu† – Class II to serve until the annual meeting for the 2018-2019 fiscal year	22,233,909	3,092,385
Election of Barbara R. Claussen† – Class III to serve until the annual meeting for the 2019-2020 fiscal year	22,234,015	3,092,279

The other members of the Board of Trustees at the time of this meeting, namely, Messrs. Alan Rappaport, F. Ford Drummond, Hans W. Kertess, James A. Jacobson, Wiliam B. Ogden, IV, Davey S. Scoon and James S. MacLeod continued to serve as Trustees of the Fund.
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† Interested Trustee